# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OpenLocker Holdings, Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 PALM BEACH LAKES BLVD, Suite 820, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 06/27/2025
Filed by CIK 0002075957
Persons authorized to receive notices and communications: Norman Hansen, 32 rue Saint Antoine, Paris, France (I0), 75004, 337-58355682

## Reporting persons
- Jakota Games & Reels SAS (CIK 0002075957): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 484,661,435; sole dispositive power 0; shared dispositive power 484,661,435; aggregate amount beneficially owned 484,661,435 (50.7% of the class)
  Comment: The percentage in Item 13 is based on 955,606,210 shares of common stock outstanding, pursuant to the representation by the Issuer of having 470,944,775 shares of common stock outstanding as of June 27, 2025 in that certain Stock Purchase Agreement dated June 27, 2025, and as filed with the U.S. Securities and Exchange Commission on a Current Report on Form 8-K on June 30, 2025, and following the issuance of 484,661,435 shares of common stock pursuant to that Stock Purchase Agreement.
- Norman Hansen (CIK 0002078140): type of reporting person: individual (IN); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 484,661,435; shared voting power 0; sole dispositive power 484,661,435; shared dispositive power 0; aggregate amount beneficially owned 484,661,435 (50.7% of the class)
  Comment: The shares listed above represent 484,661,435 shares of common stock held by Jakota Games & Reals SAS, which is 100% owned by Mr. Hansen. As JGR is 100% owned by Mr. Hansen, he has sole voting and dispositive power over those shares of common stock and is deemed to be the beneficial owner of the common shares held by JGR.
  
  The percentage in Item 13 is based on 955,606,210 shares of common stock outstanding, pursuant to the representation by the Issuer of having 470,944,775 shares of common stock outstanding as of June 27, 2025 in that certain Stock Purchase Agreement dated June 27, 2025, and as filed with the U.S. Securities and Exchange Commission on a Current Report on Form 8-K on June 30, 2025, and following the issuance of 484,661,435 shares of common stock pursuant to that Stock Purchase Agreement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: OpenLocker Holdings, Inc.
Address of issuer's principal executive offices: 1700 PALM BEACH LAKES BLVD, Suite 820, West Palm Beach, Florida (FL), 33401
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Jakota Games & Reels SAS ("JGR") and Norman Hansen ("Mr. Hansen") (together, the "Reporting Persons").
Residence or business address: The address of the Reporting Persons is: 32 rue Saint-Antoine, Paris, France 75004
Present principal occupation or employment: JGR is a company organized and existing under the laws of France, and is wholly owned by Mr. Hansen.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship:
Mr. Hansen is a United States citizen.
JGR is organized under the laws of France.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used by JGR to purchase the shares of common stock from the issuer were from JGR's working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the shares of common stock pursuant to a Stock Purchase Agreement dated June 27, 2025 for investment purposes.

As a substantial owner of shares in the Issuer, Mr. Hansen may have influence over the corporate activities of the Issuer that require the vote of the shareholders of the Issuer, including those that may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons from time to time intends to review their investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's common shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believes that further investment in the Issuer is attractive, whether because of the market price of the common shares or otherwise, they may acquire common shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, subject to the Lock Up Agreement (defined below in Item 6) depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the common shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer's capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based on 955,606,210 shares of common stock issued and outstanding of the Issuer pursuant to the representation by the Issuer of having 470,944,775 shares of common stock outstanding as of June 27, 2025 in that certain Stock Purchase Agreement dated June 27, 2025, and as filed with the U.S. Securities and Exchange Commission on a Current Report on Form 8-K on June 30, 2025, and following the issuance of 484,661,435 shares of common stock pursuant to that Stock Purchase Agreement.

Mr. Hansen is the 100% owner of JGR. JGR is the direct beneficial owner of the 484,661,435 shares of common stock of the Issuer. Therefore, as of the date of this Schedule 13D, Mr. Hansen may be deemed to be the beneficial owner of 484,661,435 shares of common stock, representing approximately 50.7% of the issued and outstanding shares of common stock of the Issuer. Mr. Hansen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: As JGR is 100% owned by Mr. Hansen, he has sole voting and dispositive power over those shares of common stock and is deemed to be the beneficial owner of the Issuer's shares of common stock held by JGR.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3, the Reporting Person has not effectuated any transactions during the past 60 days in any shares of common stock of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The relationships between the Reporting Persons described in Items 2 and 5 above are incorporated herein by reference.

Lock-up Agreement

In connection with the Stock Purchase Agreement, JGR entered into a lock-up agreement (the "Lock-Up Agreement") with the Company on June 27, 2025. Pursuant to the Lock-Up Agreement, JGR agreed, subject to specified exceptions, not to directly or indirectly offer, sell, pledge, or otherwise transfer or dispose of any shares of common stock deemed to be beneficially owned by JGR (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned that are convertible into or exercisable or exchangeable for Common Stock. This restriction terminates on December 24, 2025.

Following the expiration of the Lock-Up, JGR may sell up to 20% of the originally acquired shares during each three-month period on a rolling bases, with any unused portion not carrying over to subsequent periods.

The foregoing description of the form of Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, the form of which is attached as Exhibit 10.1 to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1.1 Joint Filing Agreement

10.1 Lock-up Agreement

## Signatures
- Jakota Games & Reels SAS: /s/ Norman Hansen, Norman Hansen (07/22/2025)
- Norman Hansen: /s/ Norman Hansen, Norman Hansen (07/22/2025)